Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income	$737,409	$745,242	$698,779	$704,123	$690,620
Add: Fixed charges	236,080	235,530	232,832	232,539	254,443
Total earnings, as defined	$973,489	$980,772	$931,611	$936,662	$945,063
Fixed charges, as defined:
Interest charges	$181,631	$177,430	$171,881	$173,602	$188,094
Interest charges on life insurance policy borrowings	203	233	214	245	310
Interest component of leases	54,246	57,867	60,737	58,692	66,039
Total fixed charges, as defined	$236,080	$235,530	$232,832	$232,539	$254,443
Ratio of earnings to fixed charges	4.1	4.2	4.0	4.0	3.7